QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MID FILES BASE SHELF PROSPECTUS FOR CDN $650 MILLION UNSECURED DEBT SECURITIES

March 19, 2004, Aurora, Ontario, Canada......MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today reported that a receipt for a final Base Shelf Prospectus (the "Prospectus") was received from Canadian securities regulatory authorities for the issuance, from time to time, of up to Cdn $650 million of unsecured debt securities.

The Company has received preliminary indicative credit ratings of BBB (high) with a stable trend from Dominion Bond Rating Service Limited and Baa2 from Moody's Investors Services, Inc. in respect of debt securities that could be issued pursuant to the Prospectus. The specific terms of any offering of debt securities will be set forth in a prospectus supplement.

Unless otherwise specified in a prospectus supplement, the net proceeds resulting from the issue of debt securities will be used for the Company's general corporate purposes, including developments and acquisitions arising from the Company's ongoing relationship with the Magna group, as well as development and re-development projects that the Company may enter into with respect to land and facilities owned by Magna Entertainment Corp. ("MEC").

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of MID's income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For more information contact John Simonetti, Vice-President and Chief Financial Officer of MID, at (905) 726-7619.

QuickLinks

PRESS RELEASE MID FILES BASE SHELF PROSPECTUS FOR CDN $650 MILLION UNSECURED DEBT SECURITIES